Exhibit 8.1

List of Significant Subsidiaries

Company	Jurisdiction of Incorporation
Ceragon Networks, S.A. de C.V.	Mexico
Ceragon Networks, Inc.	New Jersey
Ceragon Networks do Brasil Limitada	Brazil
Ceragon Networks (India) Private Limited	India
Ceragon Networks (Philippines), Inc.	Philippines
Ceragon Networks APAC (Singapore) Pte. Ltd.	Singapore